

September 17, 2012

Via E-mail
Roger A. May
Manager and Principal Financial Officer
NGA Holdco, LLC
21 Waterway Avenue; Suite 150
The Woodlands, TX 77380

   Re: NGA HoldCo, LLC
   Form 10-K for the Year Ended December 31, 2011
   Filed June 5, 2012
   File No. 0-52734

Dear Mr. May:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Period Ended December 31, 2011

Audited Financial Statements, page F-1

Note 4. Investment in Eldorado, page F-10
Note 5. Investment in Mesquite, page F-13

1. We note that you have had no revenue generating business since inception and that your current business plan consists of primarily of holding a 17% equity interest in Eldorado Holdco, LLC and a 40% equity interest in Mesquite Gaming LLC. Given the significance of these entities to your financial statements, please tell us what consideration you gave to including the audited financial statements as would be required by Rule 3-09 of Regulation S-X if you were not a smaller reporting company. Refer to Note 5 to Rule 8-01 of Regulation S-X.

Note 5 – Investment in Mesquite, page F-13

2. We note that you purchased a 40% interest in Mesquite in August 2011. Please provide us with a comprehensive response explaining how you considered the need to file a Form 8-K with audited financial statements of the acquired entity and pro forma financial information for the Company. Please refer to Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X. If you believe that the acquisition was not material enough to warrant the filing for an Item 2.01 Form 8-K, please provide us with your materiality assessment based on the asset, investment and income tests describe in Item 8.04(b) of Regulation S-X.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief